Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
PhotoMedex, Inc.

We consent to the use of our report dated February 18, 2004, except with respect to the seventh paragraph of Note 9, which is as of March 10, 2004, with respect to the consolidated balance sheets of PhotoMedex, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended, incorporated herein by reference in the registration statement.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ KPMG LLP

Philadelphia, Pennsylvania
April 12, 2005